CUSIP No. Not Applicable





                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                      Krupp Realty Limited Partnership VII
                                (Name of issuer)

                           Limited Partnership Units
                         (Title of class of securities)

                                 Not Applicable
                                 (CUSIP number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 APRIL 14, 1997
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:
      Equity Resources Group, Incorporated                   I.R.S.# 04-2723870
      Equity Resource Cambridge Fund Limited Partnership     I.R.S.# 04-3189039
      Equity Resource General Fund Limited Partnership       I.R.S.# 04-3012717
      Equity Resource Brattle Fund Limited Partnership       I.R.S.# 04-3280004
      Equity Resource Fund XV Limited Partnership            I.R.S.# 04-3182947
      Equity Resource Fund XVI Limited Partnership           I.R.S.# 04-3223091
      Equity Resource Fund XVII Limited Partnership          I.R.S.# 04-3274114
      Equity Resource Fund XVIII Limited Partnership         I.R.S.# 04-3297814
      Equity Resource Fund XIX Limited Partnership           I.R.S.# 04-3315135
      James E. Brooks
      Mark S. Thompson
      Eggert Dagbjartsson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (A)  [  ]
                                                                    (B)  [  ]
3.    SEC USE ONLY


4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 WC $207,147.50

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                              [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Cambridge Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource General Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Brattle Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVII Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVIII Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XIX Limited Partnership is a Massachusetts limited partnership.
      James E. Brooks is a United States citizen.
      Mark S. Thompson is a United States citizen.
      Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.   SOLE VOTING POWER

           None

      8.   SHARED VOTING POWER
           105 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated, James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Cambridge Fund General Partners"). Voting power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

           30 Units are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated, James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "General Fund General Partners"). Voting power with respect to such Units is shared by the General Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

           20 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Brattle Fund General Partners"). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

           160 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

           515 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

           497.5 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Fund XVII General Partners"). Voting power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

           150 Units are held by Equity Resource Fund XVIII Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVIII General Partners"). Voting power with respect to such Units is shared by the Fund XVIII General Partners as reporting persons in their capacities as general partners of such limited partnership.

           186.5 Units are held by Equity Resource Fund XIX Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Fund XIX General Partners"). Voting power with respect to such Units is shared by the Fund XIX General Partners as reporting persons in their capacities as general partners of such limited partnership.

           See Item 2 below for other required information.

      9.   SOLE DISPOSITIVE POWER

           None

      10.  SHARED DISPOSITIVE POWER
           105 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

           30 Units are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the General Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

           20 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

           160 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

           515 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

           497.5 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

           150 Units are held by Equity Resource Fund XVIII Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVIII General Partners as reporting persons in their capacities as general partners of such limited partnership.

           186.5 Units are held by Equity Resource Fund XIX Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XIX General Partners as reporting persons in their capacities as general partners of such limited partnership.

           See Item 2 below for other required information.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      105 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated, James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      30 Units are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated, James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      20 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

      160 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      515 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      497.5 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

      150 Units are held by Equity Resource Fund XVIII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      186.5Units are held by Equity Resources Fund XIX Limited Partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

      See Item 2 below for other required information.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES(SEE INSTRUCTIONS)                             [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% is held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated, James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      0.1% is held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated, James E. Books, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      0.1% is held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

      0.6% is held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      1.9% is held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      1.8% is held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

      0.6% is held by the Equity Resource Fund XVIII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark
      S. Thompson are the general partners.

      0.7% is held by Equity Resource Fund XIX Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert
      Dagbjartsson are the general partners.

      See Item 2 below for other required information.

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      Equity Resources Group, Incorporated                  CO
      Equity Resource Cambridge Fund Limited Partnership PN Equity Resource General Fund Limited Partnership PN Equity Resource Brattle Fund Limited Partnership PN
      Equity Resource Fund XV Limited Partnership           PN
      Equity Resource Fund XVI Limited Partnership          PN
      Equity Resource Fund XVII Limited Partnership         PN
      Equity Resource Fund XVIII Limited Partnership        PN
      Equity Resource Fund XIX Limited Partnership          PN
      James E. Brooks                                       IN
      Mark S. Thompson                                      IN
      Eggert Dagbjartsson                                   IN

Item 1.   Security and Issuer.

     This statement relates to certain limited partnership units (the "Units") of Krupp Realty Limited Partnership VII, a Massachusetts limited partnership with its principal executive office at c/o The Berkshire Group, 470 Atlantic Avenue, Boston, MA 02210.

Item 2.   Identity and Background.

     (a) The names of the persons filing this statement are Equity Resources Group, Incorporated, a Massachusetts corporation, Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership, Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, Equity Resource fund XVI Limited Partnership, a Massachusetts limited partnership, Equity resource Fund XVII Limited Partnership, a Massachusetts limited partnership, Equity Resource Fund XVIII Limited Partnership, a Massachusetts limited partnership, Equity Resource Fund XIX Limited Partnership, a Massachusetts limited partnership, James E. Brooks, Mark
S. Thompson, and Eggert Dagbjartsson, respectively. Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are the general partners of Equity Resource Cambridge Fund Limited Partnership and Equity Resource General Fund Limited Partnership. Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XVIII Limited Partnership. Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners of Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XVII Limited Partnership and Equity Resource Fund XIX Limited Partnership. This statement on
Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

     (b) The business address of each of Equity Resources Group, Incorporated, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Brattle Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XIX Limited Partnership, Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson, respectively, is 14 Story Street, Cambridge, Massachusetts 02138.

     (c) Each of the limited partnership reporting persons is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources Group, Incorporated. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

     (d) During the past five years, none of Equity Resources Group, Incorporated, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XIX Limited Partnership, Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of Equity Resources Group, Incorporated, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XV Limited

     Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XIX Limited Partnership, Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the limited partnership reporting persons is a Massachusetts limited partnership. Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

     Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVII Limited Partnership and Equity Resource Fund XIX Limited Partnership, respectively, purchased the Units hereby reported for an aggregate of $207,145.50 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4.   Purpose of Transaction.

     Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVIII Limited Partnership and Equity Resource Fund XIX Limited Partnership, respectively, acquired the Units for investment purposes and none of such limited partnerships, or any of the reporting persons has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVIII Limited Partnership, Equity Resource Fund XIX Limited Partnership, and Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund

XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVIII Limited Partnership and Equity Resource Fund XIX Limited Partnership, respectively, beneficially own an aggregate of 1,664 Units, representing 5.48% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 5.48% because of rounding done pursuant to the instructions to Schedule 13D). Equity Resources Group, Incoprorated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartson hereby expressly declare that the filing of this statement shall not be construed as an admission that any of them are, individually, for purposes of Section 13(d) of the Act, the beneficial owner of such securities covered by the statement.

     (b) Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVIII Limited Partnership and Equity Resource Fund XIX Limited Partnership, respectively, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 1,664 Units referred to in
Item 5(a). See Item 2 above for other required information.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

Item 7.    Material to be Filed as Exhibits.

           Exhibit 7.1 Agreement dated as of April 14, 1997 between Equity Resources Group, Incorporated, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVIII Limited Partnership and Equity Resource Fund XIX Limited Partnership, James E. Brooks, Mark
           S. Thompson and Eggert Dagbjartsson with respect to the filing of this statement on Schedule 13D.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


     4/21/97
     -----------------                             -----------------
     (Date)                                        (Date)

EQUITY RESOURCES GROUP,
INCORPORATED


By: /s/ Eggert Dagbjartsson              /s/ Mark S. Thompson, Attorney in Fact
    -----------------------              -------------------------
    Eggert Dagbjartsson                  James E. Brooks, individually
    Executive Vice President


EQUITY RESOURCE GENERAL                  /s/ Mark S. Thompson
FUND LIMITED PARTNERSHIP                 --------------------
                                         Mark S. Thompson, individually

By:  EQUITY RESOURCES GROUP,
     INCORPORATED
     as general partner


      By: /s/ Eggert Dagbjartsson        /s/ Eggert Dagbjartsson
          -----------------------        -----------------------
          Eggert Dagbjartsson            Eggert Dagbjartsson, individually
          Executive Vice President


EQUITY RESOURCE CAMBRIDGE                EQUITY RESOURCE BRATTLE
FUND LIMITED PARTNERSHIP                 FUND LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,             By: EQUITY RESOURCES GROUP,
     INCORPORATED                            INCORPORATED
     as general partner                      as general partner


      By: /s/ Eggert Dagbjartsson        By:  /s/ Eggert Dagbjartsson
          -----------------------             -----------------------
          Eggert Dagbjartsson                 Eggert Dagbjartsson
          Executive Vice President            Executive Vice President

EQUITY RESOURCES FUND XV                  EQUITY RESOURCES FUND XVI
LIMITED PARTNERSHIP                       LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,              By: EQUITY RESOURCES GROUP,
     INCORPORATED                             INCORPORATED
     as general partner                       as general partner


     By: /s/ Eggert Dagbjartsson          By: /s/ Eggert Dagbjartsson
         ------------------------             -----------------------
         Eggert Dagbjartsson                  Eggert Dagbjartsson
         Executive Vice President             Executive Vice President


EQUITY RESOURCES FUND XVII                EQUITY RESOURCES FUND XVIII
LIMITED PARTNERSHIP                       LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,              By:  EQUITY RESOURCES GROUP,
     INCORPORATED                              INCORPORATED
     as general partner                        as general partner


     By: /s/ Eggert Dagbjartsson          By:  /s/ Eggert Dagbjartsson
         -----------------------               -----------------------
         Eggert Dagbjartsson                   Eggert Dagbjartsson
         Executive Vice President              Executive Vice President


EQUITY RESOURCES FUND XIX
LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,
     INCORPORATED
     as general partner


     By: /s/ Eggert Dagbjartsson
         -----------------------
         Eggert Dagbjartsson
         Executive Vice President

                                                                    EXHIBIT 7.1
                                   AGREEMENT


     This Agreement dated as of April 14, 1997 is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, each an individual and each of the limited partnerships listed on the signature pages hereto (the "Limited Partnerships").

     Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 1,664 units (the "Units") of limited partnership interest in Krupp Realty Limited Partnership VII, a Massachusetts limited partnership, held by Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVIII Limited Partnership and Equity Resource Fund XIX Limited Partnership, collectively. Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XVIII Limited Partnership and Equity Resource Fund XIX Limited Partnership, as the case may be.

     Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.

EQUITY RESOURCES GROUP,
INCORPORATED


By: /s/ Eggert Dagbjartsson              /s/ Mark S. Thompson, Attorney in Fact
    -----------------------              --------------------
    Eggert Dagbjartsson                  James E. Brooks, individually
    Executive Vice President

EQUITY RESOURCE GENERAL                   /s/ Mark S. Thompson
FUND LIMITED PARTNERSHIP                  --------------------
                                          Mark S. Thompson, individually

By:  EQUITY RESOURCES GROUP,
     INCORPORATED
     as general partner


      By: /s/ Eggert Dagbjartsson         /s/ Eggert Dagbjartsson
          -----------------------         -----------------------
          Eggert Dagbjartsson             Eggert Dagbjartsson, individually
          Executive Vice President


EQUITY RESOURCE CAMBRIDGE                 EQUITY RESOURCE BRATTLE
FUND LIMITED PARTNERSHIP                  FUND LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,              By:  EQUITY RESOURCES GROUP,
     INCORPORATED                              INCORPORATED
     as general partner                        as general partner


      By: /s/ Eggert Dagbjartsson         By:  /s/ Eggert Dagbjartsson
          -----------------------              ------------------------
          Eggert Dagbjartsson                  Eggert Dagbjartsson
          Executive Vice President             Executive Vice President


EQUITY RESOURCES FUND XV                  EQUITY RESOURCES FUND XVI
LIMITED PARTNERSHIP                       LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,              By:  EQUITY RESOURCES GROUP,
     INCORPORATED                              INCORPORATED
     as general partner                        as general partner


      By: /s/ Eggert Dagbjartsson         By:  /s/ Eggert Dagbjartsson
          -----------------------              -----------------------
          Eggert Dagbjartsson                  Eggert Dagbjartsson
          Executive Vice President             Executive Vice President

EQUITY RESOURCES FUND XVII                EQUITY RESOURCES FUND XVIII
LIMITED PARTNERSHIP                       LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,              By:  EQUITY RESOURCES GROUP,
     INCORPORATED                              INCORPORATED
     as general partner                        as general partner


     By: /s/ Eggert Dagbjartsson          By: /s/ Eggert Dagbjartsson
         -----------------------              -----------------------
         Eggert Dagbjartsson                  Eggert Dagbjartsson
         Executive Vice President             Executive Vice President


EQUITY RESOURCES FUND XIX
LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,
     INCORPORATED
     as general partner


      By: /s/ Eggert Dagbjartsson
          -----------------------
          Eggert Dagbjartsson
          Executive Vice President